UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

UCT Immensity FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

24A Trolley Square #1181, Wilmington, DE 19806-3334

Telephone Number (including area code):

302-221-3326

Name and address of agent for service of process:

BLAS JACOB CABRERA, CEO
24A Trolley Square #1181, Wilmington, DE 19806-3334

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ]   **NO [X]**

Item 1.   Exact name of registrant.

UCT Immensity FUND

———

Item 2.   Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: **DELAWARE**

Date of organization: **August 8, 2019**

———

Item 3.   Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

CORPORATION

———

Item 4.   Classification of registrant (face-amount certificate company, unit investment trust, or management company).

MANAGEMENT COMPANY

———

Item 5.   If registrant is a management company:

(a)   state whether registrant is a "closed-end" company or an "open-end" company;

OPEN-END COMPANY

(b)   state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

NON-DIVERSIFIED

———

Item 6.   Name and address of each investment adviser of registrant.

NONE

———

Item 7.   If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

BLAS JACOB CABRERA, 24A Trolley Square #1181, Wilmington, DE 19806-3334

———

Item 8.   If registrant is an unincorporated investment company not having a board of directors:

(a)   state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)   state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)   state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

———

Item 9.

(a)   State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO

(b)   If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c)   If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

NO

(d)   State whether registrant has any securities currently issued and outstanding (yes or no).

NO

(e)   If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

NOT APPLICABLE

— — —

Item 10.   State the current value of registrant's total assets.

$25,000

— — —

Item 11.   State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

NO

— — —

Item 12.   Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

NOT APPLICABLE



SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Palo Alto and state of California on the 9th day of July 2019.

Signature: BL [signature]

BLAS JACOB CABRERA, CEO

Attest:

Name: ERWING D. ZAVALA

Title: Notary Public.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of the document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on the 08th (Date) day of August (Month) 20 19 (Year) by

(1) Blas Jacob cabrera
~~(and (2)~~
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Signature [signature]
Signature of Notary Public

ERWING D. ZAVALA
COMM. #2295681
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. June 30, 2023